333 S.E. 2nd Avenue

Suite 4100

Miami, Florida 33131

April 26, 2021

Ms. Nudrat Salik

Office of Life Sciences

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Aveanna Healthcare Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 20, 2021
File No. 333-254981

Dear Ms. Salik:

On behalf of our client, Aveanna Healthcare Holdings Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated to the Company in the Staff’s letter, dated April 23, 2021, with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission on April 20, 2021.

We have revised the Registration Statement in response to the Staff’s comments, and the Company is filing Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) concurrently with the submission of this letter.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 filed April 20, 2021

Cover Page

1.

We note that you have added a page of graphics after the cover page. We note that the information in the third graphic is repeated in the Prospectus Summary and Business sections but is shown without the context of those sections. Please remove this page as its prominence is not appropriate. For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02.

The Company respectfully acknowledges the Staff’s comment and has removed the third graphic from the Amended Registration Statement.

Aveanna Healthcare Holdings, Inc.

April 26, 2021

2.

We note your revised disclosure on page 217 that an affiliate of Barclays Capital Inc. will receive greater than 5% of the net proceeds of this offering in connection with the repayment of your Senior Secured Credit Agreements and that Barclays Capital Inc. is deemed to have a “conflict of interest” under Rule 5121 of FINRA. Please add cover page disclosure regarding such conflict of interest. Please also tell us what consideration you gave to including a risk factor discussing this conflict of interest.

In response to the Staff’s comment, the Company has revised the cover page of the Amended Registration Statement to include disclosure with respect to the foregoing conflict of interest. This disclosure includes, among other things, that J.P. Morgan Securities LLC is serving in the role of “qualified independent underwriter” in accordance with FINRA Rule 5121. With respect to the inclusion of a risk factor discussing this conflict of interest, the Company considered (i) the additional disclosure added to the cover page of the Amended Registration Statement in response to the Staff’s comment, (ii) the description of the conflict of interest in the offering summary on page 17, and (iii) the description of the conflict of interest contained in “Underwriting (Conflicts of Interest)—Other Relationships” on page 217. In light of the foregoing, the Company respectfully submits that additional risk factor disclosure would not meaningfully enhance the already prominent and robust disclosure with respect to such conflict of interest.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 76 Transaction Accounting Adjustments for the Offering, page 87

3.

Adjustment (p) includes $24.1 million of estimated annual compensation expense associated with options that you will begin to recognize upon completion of this offering based upon a three year requisite service period. The expected grant date fair value of $75.4 million and requisite service period are based upon a preliminary valuation utilizing the Monte Carlo option-pricing model. We note that this $24.1 million of additional annual compensation expense compares to a pro forma operating loss of $20.5 million and pre-tax loss before income taxes of $44.5 million for the year ended January 2, 2021. In this regard, please expand your disclosures to provide additional insight as to which specific options these expenses relate to, including when they were granted or will be granted as well as the underlying fair value of the common stock that is being used to value these options. In this regard, we note the disclosures on page F-41 indicating that total compensation expense related to unvested time-vesting options, performancevesting options, and accelerator-options not yet recognized was $8.9 million, $8.0 million, and $0.6 million, respectively, as of January 2, 2021. We also note your disclosures on page F-53 regarding the Amended Plan in Subsequent Events as well as information provided in your response dated April 16, 2021. Please clarify how these options reflected in the pro forma financial information correspond to these disclosures and the information provided in your response.

Aveanna Healthcare Holdings, Inc.

April 26, 2021

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 83 and 87 of the Amended Registration Statement to specify that the compensation expense is associated with the Company’s outstanding options that contain a performance measure and to describe that the fair value of the common stock underlying such options approximately corresponds to the midpoint of the estimated public offering price range included in the Registration Statement.

Additionally, in response to the Staff’s comment, the Company has clarified how the options that contain a performance measure correspond to the disclosures on page F-53 by referencing the Amended Plan within the revised disclosure on pages 83 and 87 of the Amended Registration Statement. As disclosed on page F-53, the Amended Plan resulted in a modification of options with performance conditions for accounting purposes, which required determination of a new estimated grant date fair value. As referenced above, the estimated $75.4 million grant date fair value assumes an underlying fair value of common stock approximating the midpoint of estimated public offering range set forth on the cover page of Registration Statement and the Amended Registration Statement. Further, the Company advises the staff that these expenses relate to an aggregate of 6,722,144 outstanding options with performance measures that have been granted from the date of the Company’s inception through January 2,2021.

4.

In regard to adjustment (n), please clearly show in the note how this adjustment was calculated to arrive at the $51.7 million adjustment. In this regard, we note that your disclosures on page 69 indicate that the weighted average interest rate on borrowings under the First Lien Term Facility as of January 2, 2021 was 5.91% and under the Second Lien Term Facility as of January 2, 2021 was 9.00%. Based on these interest rates and the repayment amounts disclosed, it is not clear how you arrived at the $51.7 million.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 86 of the Amended Registration Statement to include further detail on the applicable repayment amounts for each outstanding borrowing under the First Lien Term Facility and Second Lien Term Facility, as well as the related interest rate and interest expense being adjusted for each specific borrowing.

The Company respectfully advises the Staff that the 5.91% weighted average interest rate applicable to the First Lien Term Facility is calculated based upon the outstanding borrowings on the Initial First Lien Term Loan, the First Lien First Amendment Term Loans and the First Lien Fourth Amendment Term Loan (collectively, the “First Lien Term Facility”), with each tranche having a specified interest rate. With respect to the First Lien Term Facility, only outstanding borrowings under the First Lien First Amendment Term Loan and First Lien Fourth Amendment Term Loan will be fully or partially repaid with proceeds from the offering, and the interest rates associated with these borrowings are LIBOR plus an applicable margin of 5.50% and 6.25%, respectively. Additionally, the outstanding borrowings under the Second Lien Term Facility have an interest rate of LIBOR plus an applicable margin of 8.00% and will be repaid in full.

* * * * *

Aveanna Healthcare Holdings, Inc.

April 26, 2021

If you have any questions or comments concerning this filing or require any additional information, please do not hesitate to call Drew M. Altman, Esq. at (305) 579-0589.

Very truly yours,

GREENBERG TRAURIG, P.A.

By:	/s/ Drew M. Altman
Drew M. Altman, Esq.

cc: Shannon Drake, Esq., General Counsel and Chief Legal Officer